Filed pursuant to Rule 424(b)(3)

Registration No. 333-207117

Prospectus Supplement No. 1

(To Prospectus dated November 23, 2015)

Kitov Pharmaceuticals Holdings Ltd.

3,158,900 American Depositary Shares Each Representing 20 Ordinary Shares

3,158,900 Warrants to Purchase American Depositary Shares

This Prospectus Supplement No. 1 supplements and amends the prospectus dated November 23, 2015, referred to herein as the Prospectus. Prospective investors should carefully review the Prospectus and this Prospectus Supplement No. 1.

This Prospectus Supplement No. 1 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 1 updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Investing in our ADSs involves a high degree of risk. These risks are described under the caption “Risk Factors” beginning on page 7 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission, the Israeli Securities Authority, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 16, 2015.

The section entitled “Business – Legal Proceedings” on page 61 of the Prospectus is hereby amended in its entirety to read as follows.

Legal Proceedings

From time to time, we may become party to legal proceedings and claims in the ordinary course of business. Except as set forth below, we are not currently a party to any significant legal proceedings.

On December 3, 2015, we announced that we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 (collectively hereinafter, the “Motion”) which was filed against us and our directors at the Tel Aviv District Court (Economic Division). The Motion is with respect to asserted claims for damages to the holders of our securities which are traded on the Tel Aviv Stock Exchange, arising due to the public offering of our securities in the U.S. In the Motion it was claimed that the class the petitioners are seeking to represent, namely, anyone holding our shares at the start of trading on November 22, 2015 exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof and excluding anyone whose rights to our shares derive from ADS certificates issued in the U.S to such extent as derived therefrom; and any holders of our Series 2 traded warrants as of the start of trading on November 22, 2015, exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof (hereinafter, the “Purported Class”). The total amount claimed from all defendants, if the Motion is certified as a class action, as set forth in the motion is approximately NIS 16.4 million. In addition to this amount, the petitioners in the motion are seeking remedies in order to redress discrimination against the Purported Class owing to the dilution caused by the public offering, including the possibility that the Purported Class should be awarded from the Company amounts reflecting the losses of the Purported Class from a possible price increase in the shares of the Company following the announcement of the Phase III clinical trial results.

Under applicable Israeli law, a motion to approve a lawsuit as a class action initially needs to be approved as such by the court, prior to proceeding with the hearing of the class action lawsuit.

We announced that we reject the claims asserted in the Motion and plan on delivering our response to the court in accordance with applicable law. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the Motion's probability of success or the scope of potential exposure, if any.

The following disclosure is hereby inserted as a new section following the section entitled “Business – Company History” on page 62 of the Prospectus.

RECENT DEVELOPMENTS

On December 15, 2015, we announced that the Phase III, double-blind, placebo-controlled clinical trial for our leading drug candidate, KIT-302, successfully met the primary efficacy endpoint of the trial protocol as approved by the U.S. Food and Drug Administration (FDA). Data from the trial further revealed that KIT-302 tended to reduce blood pressure more than the widely used hypertension drug amlodipine besylate. We plan to file our New Drug Application (NDA) for marketing approval of KIT-302 with the FDA in the second half of 2016.

A combination drug, KIT-302, simultaneously treats pain caused by osteoarthritis and treats hypertension, which is a common side effect of stand-alone drugs that treat osteoarthritis pain. KIT-302 is comprised of two FDA approved drugs, celecoxib (Celebrex®) for the treatment of pain caused by osteoarthritis and amlodipine besylate, a drug designed to treat hypertension.

The trial protocol, approved by the FDA through the Special Protocol Assessment process, was designed to quantify the decrease of hypertension in patients receiving KIT-302. The trial was performed in the U.K. in four groups of twenty-six (26) to forty-nine (49) patients, with a total of 152 patients. Each patient was treated over a total period of two weeks. Group One was treated with KIT-302, comprised of celecoxib and amlodipine besylate. Group Two was treated with amlodipine besylate only, one of the components of KIT-302. Group Three was treated with celecoxib only, the other component of KIT-302. Group Four was treated with a double placebo. The trial began in June 2014 and was completed in November 2015.

The primary efficacy end-point of the trial was to show that a combination of the two components of KIT-302, as demonstrated in Group One, lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients in Group Two, who were treated with amlodipine besylate only.

The trial results demonstrated that the number of 152 patients treated was found to be adequate to provide statistical validity and therefore, the results are final. These final results show that in patients treated with amlodipine besylate only, there was a mean reduction in daytime systolic blood pressure of 8.8 mm Hg. In patients treated with KIT-302, there was a mean reduction in daytime systolic blood pressure of 10.6 mm Hg. Therefore, the primary efficacy endpoint of the study has been successfully achieved with a p value of 0.001.